SHAREHOLDER SERVICES PLAN

This Shareholder Services Plan (the "Plan") dated October 1, 1998 constitutes the shareholder services plan of the Shares (the "Shares") of Forward Funds, Inc. (the "Company"), a Maryland corporation. The Plan relates to the Shares of the Series of the Company listed on Exhibit A (the "Funds").

         Section 1. Each Fund is authorized to pay to banks and their affiliates and other institutions, including broker-dealers ("Participating Organizations") an aggregate fee in an amount not to exceed on an annual basis 0.10% of the average daily net asset value of the Shares of such Fund (the "Plan Fee") attributable to or held in the name of a Participating Organization for its clients as compensation for providing "service activities" pursuant to an agreement with a Participating Organization.

         Section 2. The Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Directors of the Company, and (b) the Independent Directors of the Company, cast in person at a meeting called for the purpose of voting on the Plan or such agreement.

         Section 3. The Plan shall continue in effect for a period beyond one year from the date hereof only so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in
Section 2.

         Section 4. Any person authorized to direct the disposition of monies paid or payable by the Funds pursuant to the Plan or any related agreement shall provide to the Directors of the Company, and the Directors shall review, at least quarterly, a written report of the amounts so expended.

         Section 5. The Plan may be terminated at any time by vote of a majority of the Independent Directors, or by vote of a majority of the outstanding Shares of a Fund.

         Section 6. All agreements with any person relating to implementation of the Plan shall be in writing, and any agreements related to the Plan shall provide:

              (a) That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Directors or by vote of a majority of the outstanding Shares of a Fund, on not more than 60 days' written notice to any other party to the agreement; and

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              (b) That such agreement shall terminate automatically in the event of its assignment.

         Section 7. The Plan may not be amended to increase materially the amount of the Plan Fee permitted pursuant to Section 1 hereof, and no material amendments to the Plan shall be made, unless approved in the manner provided for approval of the Plan in Section 2.

         Section 8. As used in the Plan, (a) the term "Independent Directors" shall mean those Directors of the Company who are not interested persons of the Company, and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the Investment Company Act of 1940, as amended, and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

FORWARD FUNDS, INC.

By: ____________________________

Name:  Ronald Pelosi

Title: President

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                                    EXHIBIT A
               HOOVER SMALL CAP EQUITY FUND INVESTOR CLASS SHARES
                 THE HANSBERGER INTERNATIONAL EQUITY GROWTH FUND
                         THE GARZARELLI U.S. EQUITY FUND
                       UNIPLAN REAL ESTATE INVESTMENT FUND